Exhibit 99.1

Press Release

Primega Group Holdings Limited Announces Approval of Name Change to “DirectBooking Technology Co., Ltd.” at Extraordinary General Meeting

Hong Kong, September 11, 2025 — Primega Group Holdings Limited (NASDAQ: ZDAI) (the “Company”) announced that during the Extraordinary General Meeting of Shareholders (the “Meeting”) held today at 9:00 a.m. at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong, the proposal to change the Company’s name was officially approved.

The Meeting was duly convened, with Tan Yu elected as the Chairperson of the Meeting in accordance with the Company’s Articles of Association. The Chairperson confirmed that the Meeting met the quorum requirement.

Resolutions Passed

The following special resolutions were deliberated and approved:

1. Change of Company Name

●	The Company’s English name will be changed from “Primega Group Holdings Limited” to “DirectBooking Technology Co., Ltd.”
●	The Company will adopt “直订科技有限公司” as its dual foreign name in Chinese.
●	The name change will take effect upon approval and issuance of the Certificate of Incorporation on Change of Name by the Registrar of Companies in the Cayman Islands.

2. Authorization to Implement Name Change

The Meeting authorized any director, company secretary, or registered office provider of the Company to complete all necessary registrations, filings, and other related actions to implement the name change.

The special resolution was approved by more than two-thirds of the votes cast by shareholders present in person or by proxy at the Meeting.

Company Statement

The Board of Directors stated that the approved name change will further enhance the Company’s brand identity and align with its strategic goals in technological innovation and core business development. The Company is committed to empowering traditional industries, particularly in the hospitality and retail sectors, through technology and promoting sustainable value creation.

About Primega Group

Primega Group is a Cayman Islands-registered holding company that provides transportation and construction engineering services. On the basis of its existing operations, the company is committed to transforming traditional industries such as hospitality and retail, empowering industries, and driving sustainable value creation. As a comprehensive enterprise group integrating liquor production, research and development, and sales, the Group aims to implement its strategic plan of “empowering traditional industries with technology.” By leveraging its technological capabilities to redefine industry boundaries, it seeks to build a “digital ecosystem matrix for baijiu” and establish a digital platform for the liquor industry. Through the dual drivers of “digital empowerment and cultural heritage,” the Group strives to redefine the consumer experience of baijiu and become an innovation benchmark in the high-end custom liquor sector. The recent name change reflects the company’s strategic focus on new business objectives and further solidifies its position in the industry.

For more information, please contact:

Celestia Investor Relations

Email: investors@celestiair.com